UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-153135
CUSIP NUMBER
09625K 101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11 -K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: September 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Bluerock Enhanced Multifamily Trust, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

399 Park Avenue, Suite 3200

Address of Principal Executive Office (Street and Number)

New York, NY 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
☐		N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qor subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is currently evaluating the accounting treatment of property acquisition expenses and of investments in joint ventures following its engagement of a new independent registered public accounting firm on August 23, 2010.

The Company has not yet completed this evaluation and accordingly, it is not yet able to finalize and file its Quarterly Report on Form 10-Q for the period ended September 30, 2010 within the prescribed period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	R. Ramin Kamfar	212	843-1601
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
	was required to file such report(s) been filed ? If answer is no, identify report(s).		Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bluerock Enhanced Multifamily Trust, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 16, 2010                            By. /s/ R. Ramin Kamfar
                                                                R. Ramin Kamfar
                                                                      Chief Executive Officer and Chairman of the Board